THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE POLICY PERIOD ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces ITEM 2. of the Declarations:

ITEM 2:   **POLICY PERIOD:**

Inception Date:10/31/2018   Expiration Date:01/31/2020
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106826511